Exhibit 4.1

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Description of Capital Stock

The following summary of the capital stock of Johnson & Johnson (“we,” “us” or “our”) does not purport to be complete and is subject in all respects to applicable New Jersey law, the Johnson & Johnson restated certificate of incorporation, as amended, and the Johnson & Johnson by-laws.

General

The total authorized shares of capital stock of Johnson & Johnson consist of (1) 4,320,000,000 shares of common stock, par value $1.00 per share, and (2) 2,000,000 shares of preferred stock, without par value. As of the date of this filing, no shares of Johnson & Johnson preferred stock were issued and outstanding.

The Johnson & Johnson board of directors is authorized to provide for the issuance from time to time of Johnson & Johnson preferred stock in series and, as to each series, to fix the designation; the dividend rate and the preferences, if any, which dividends on that series will have compared to any other class or series of capital stock of Johnson & Johnson; the voting rights, if any; the liquidation preferences, if any; the conversion privileges, if any, and the redemption price or prices and the other terms of redemption, if any, applicable to that series. Cumulative dividends, dividend preferences and conversion, exchange and redemption provisions, to the extent that some or all of these features may be present when shares of Johnson & Johnson preferred stock are issued, could have an adverse effect on the availability of earnings for distribution to the holders of Johnson & Johnson common stock or for other corporate purposes.

Board of Directors

The Johnson & Johnson restated certificate of incorporation and the Johnson & Johnson by-laws provide that the total number of Johnson & Johnson directors will be not less than nine nor more than 18, as determined by the Johnson & Johnson board from time to time.

All directors are elected at each annual meeting of shareholders to serve until the next annual meeting. The Johnson & Johnson by-laws do not provide for cumulative voting in the election of directors.

Dividends

The Johnson & Johnson restated certificate of incorporation, as amended, provides that the Johnson & Johnson board of directors may from time to time declare dividends on its outstanding shares in accordance with New Jersey law.

Voting Rights

Each holder of Johnson & Johnson common stock is entitled to one vote for each share held of record and may not cumulate votes for the election of directors.

Liquidation Rights

In the event of a liquidation, dissolution or winding-up of Johnson & Johnson, each share of Johnson & Johnson common stock will be entitled to receive an equal share in our net assets that remain after paying all liabilities and the liquidation preferences of any preferred stock.

Preemptive Rights

Holders of Johnson & Johnson common stock have no preemptive rights to purchase, subscribe for or otherwise acquire any common stock or preferred stock or other securities.

Merger or Consolidation

Under New Jersey law, the completion of a merger or consolidation of a New Jersey corporation organized prior to January 1, 1969, such as Johnson & Johnson, requires the approval of such corporation’s board of directors and the affirmative vote of two-thirds of the votes cast by the holders of shares of the corporation entitled to vote thereon; provided that no such approval and vote are required if such corporation is the surviving corporation and:

•such corporation’s certificate of incorporation is not amended;

•the shareholders of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations, and rights, immediately after; and

•the number of voting shares and participation shares outstanding after the merger will not exceed by more than 40% the total number of voting or participating shares of the surviving corporation before the merger.

Similarly, a sale of all or substantially all of such corporation’s assets other than in the ordinary course of business, or a voluntary dissolution of such corporation, requires the approval of such corporation’s board of directors and the affirmative vote of two-thirds of the votes cast by the holders of shares of such corporation entitled to vote thereon.

Business Combinations

Under New Jersey law, no New Jersey corporation may engage in any “business combination” with any interested shareholder (generally, a 10% or greater shareholder) for a period of five years following such interested shareholder’s stock acquisition, unless such business combination is approved by the board of directors of such corporation prior to the stock acquisition.

Under New Jersey law, “business combination” includes:

•any merger or consolidation of a resident domestic corporation or one of its subsidiaries:

◦with an interested shareholder; or

◦with any corporation which is, or would be after such merger or consolidation, an affiliate or associate of an interested shareholder.

•any transfer or other disposition to or with an interested shareholder or any affiliate or associate of an interested shareholder of at least 10% of (1) the assets, (2) the outstanding shares or (3) the earning power or income on a consolidated basis, of such resident domestic corporation; and

•other specified self-dealing transactions between such resident domestic corporation and an interested shareholder or any affiliate or associate thereof.

In addition, no resident domestic corporation may engage, at any time, in any business combination with any interested shareholder of such corporation other than:

•a business combination approved by the board of directors of such corporation prior to the stock acquisition;

•a business combination approved by the affirmative vote of the holders of two-thirds of the voting stock not beneficially owned by such interested shareholder at a meeting called for such purpose; or

•a business combination in which the interested shareholder meets certain fair price criteria.

Description of Debt Securities:

0.250% Notes due 2022
0.650% Notes due 2024
1.150% Notes due 2028
1.650% Notes due 2035

General

The notes (as defined below) are our unsecured obligations and were issued under an Indenture dated as of September 15, 1987, between us and The Bank of New York Mellon Trust Company, N.A. (as successor to BNY Midwest Trust Company, which succeeded Harris Trust and Savings Bank), as trustee (the “Trustee”), as amended by a First Supplemental Indenture dated as of September 1, 1990 (the “Indenture”). The 0.250% notes due 2022, the 0.650% notes due 2024, the 1.150% notes due 2028 and the 1.650% notes due 2035 are sometimes respectively referred to herein as the “2022 notes”, the “2024 notes”, the “2028 notes” and the “2035 notes.” The 2022 notes, the 2024 notes, the 2028 notes and the 2035 notes are sometimes collectively referred to herein as the “notes.” This summary is subject to and qualified in its entirety by reference to all of the provisions of the Indenture and the notes, including definitions of certain terms used in the Indenture and the notes.

The 2022 notes will mature on January 20, 2022. The 2024 notes will mature on May 20, 2024. The 2028 notes will mature on November 20, 2028. The 2035 notes will mature on May 20, 2035.

The notes of each series were issued only in book-entry form, in minimum denominations of €100,000 and integral multiples of €1,000 above that amount, through the facilities of Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream”), and sales in book-entry form were effected only through participants in Euroclear or Clearstream. The notes do not have the benefit of a sinking fund.

Interest on the Notes

The notes bear interest from May 20, 2016, or from the most recent interest payment date to which interest has been paid or provided for.

Interest on the 2022 notes is payable annually on January 20 of each year, beginning January 20, 2017, to the holders of the 2022 notes at the close of business on the applicable record date, which is the January 5 next preceding such interest payment date. Interest on the 2024 notes is payable annually on May 20 of each year, beginning May 20, 2017, to the holders of the 2024 notes at the close of business on the applicable record date, which is the May 5 next preceding such interest payment date. Interest on the 2028 notes is payable annually on November 20 of each year, beginning November 20, 2016, to the holders of the 2028 notes at the close of business on the applicable record date, which is the November 5 next preceding such interest payment date. Interest on the 2035 notes is payable annually on May 20 of each year, beginning May 20, 2017, to the holders of the 2035 notes at the close of business on the applicable record date, which is the May 5 next preceding such interest payment date.

The 2022 notes bear interest at the rate of 0.250% per annum, the 2024 notes bear interest at the rate of 0.650% per annum, the 2028 notes bear interest at the rate of 1.150% per annum and the 2035 notes bear interest at the rate of 1.650% per annum. Interest on the notes is computed on the basis of the actual number of days in the period for which interest is being calculated and the actual number of days from and including the last date on which interest was paid on the notes, to but excluding the next scheduled interest payment date. This payment convention is referred to as ACTUAL/ACTUAL (ICMA) as defined in the rulebook of the International Capital Market Association.

Issuance in Euro

Initial holders are required to pay for the notes in euro, and all payments of interest and principal, including payments made upon any redemption of the notes, are payable in euro. If the euro becomes unavailable to us due to the imposition of exchange controls or other circumstances beyond our control or if the euro is no longer being used by the then member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the notes will be made in U.S. dollars until the euro is again available to us or so used. The amount payable on any date in euro is converted into U.S. dollars at the rate mandated by the U.S. Federal Reserve Board as of the close of business on the second business day prior to the relevant payment date or, in the event the U.S. Federal Reserve Board has not mandated a rate of conversion, on the basis of the most recent euro/U.S. dollar exchange rate available on or prior to the second business day prior to the relevant payment date, as reported by Bloomberg. Any payment in respect of the notes so made in U.S. dollars does not constitute an event of default under the notes or the indenture governing the notes. Neither the trustee nor any paying agent has any responsibility for any calculation or conversion in connection with the forgoing.

Business Day

The term “business day” means any day, other than a Saturday or Sunday, (1) that is not a day on which banking institutions in The City of New York or London are authorized or required by law, regulation or executive order to close and (2) on which the Trans-European Automated Real-time Gross Settlement Express Transfer system (the TARGET2 system), or any successor thereto, is open.

Paying Agent and Registrar

The Bank of New York Mellon (London Branch) initially acted as paying agent for the notes, and The Bank of New York Mellon Trust Company, N.A. initially acted as security registrar for the notes. We may at any time designate additional paying agents or rescind the designations or approve a change in the offices where they act.

To the extent permitted by law, we maintain a paying agent that is not required to withhold or deduct tax pursuant to European Council Directive 2003/48/EC on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such European Council Directive.

Global Securities

The notes of each series are represented by one or more global securities in registered form without interest coupons attached. We issue the notes in minimum denominations of €100,000 and integral multiples of €1,000 above that amount. The notes were issued only in registered, book-entry form. There have been one or more global securities deposited with a common depositary for Euroclear and Clearstream for each issue.

Optional Redemption

We may, at our option, redeem the 2022 notes, the 2024 notes, the 2028 notes and the 2035 notes at any time prior to the applicable Par Call Date, either in whole or in part, upon at least 30 days, but not more than 60 days, prior notice given by mail to the registered address of each holder of the notes to be redeemed. If we elect to redeem the notes, we will pay a redemption price equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest thereon to, but not including, the redemption date:

•100% of the principal amount of the notes to be redeemed; or

•the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate (as defined below), plus 10 basis points in the case of the 2022 notes, 15 basis points in the case of the 2024 notes and 20 basis points in the case of each of the 2028 notes and the 2035 notes.

At any time on or after the applicable Par Call Date, the notes may be redeemed in whole or in part, at our option, at a redemption price equal to 100% of the principal amount of notes to be redeemed, plus accrued and unpaid interest to the date of redemption.

Installments of interest on notes being redeemed that are due and payable on interest payment dates falling on or prior to a redemption date are payable on the interest payment date to the holders as of the close of business on the relevant regular record date according to the notes and the indenture.

“Comparable Government Bond” means, in relation to any Comparable Government Bond Rate calculation, at the discretion of an independent investment bank selected by us, a German government bond whose maturity is closest to the maturity of the notes being redeemed, or if such independent investment bank in its discretion determines that such similar bond is not in issue, such other German government bond as such independent investment bank may, with the advice of three brokers of, and/or market makers in, German government bonds selected by us, determine to be appropriate for determining the Comparable Government Bond Rate.

“Comparable Government Bond Rate” means the price, expressed as a percentage (rounded to three decimal places, with 0.0005 being rounded upwards), at which the gross redemption yield on the notes, if they were to be purchased at such price on the third business day prior to the date fixed for redemption, would be equal to the gross redemption yield on such business day of the Comparable Government Bond on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such business day as determined by an independent investment bank selected by us.

“Par Call Date” means (i) December 20, 2021 (one month prior to the maturity date of such notes), in the case of the 2022 notes; (ii) February 20, 2024 (three months prior to the maturity date of such notes), in the case of the 2024 notes; (iii) August 20, 2028 (three months prior to the maturity date of such notes), in the case of the 2028 notes; and (iv) February 20, 2035 (three months prior to the maturity date of such notes), in the case of the 2035 notes.

The notice of redemption for the notes will state, among other things, the amount of notes to be redeemed, the redemption date, and the manner in which the redemption price will be calculated and the place or places that payment will be made upon presentation and surrender of notes to be redeemed. Unless we default in the payment of the redemption price, interest will cease to accrue on any notes that have been called for redemption at the redemption date. If less than all of the notes of a series are to be redeemed, the notes of such series to be redeemed will be selected in accordance with applicable depositary procedures; provided, however, that no notes of a principal amount of €100,000 or less shall be redeemed in part. On or before the redemption date, we will deposit with the paying agent (or the Trustee) money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date.

The notes of each series are also subject to redemption prior to maturity if certain changes in U.S. tax law occur. If such changes occur, the notes may be redeemed at a redemption price of 100% of their principal amount plus accrued and unpaid interest to the date of redemption.

Payment of Additional Amounts

Subject to the exceptions and limitations set forth below, we will pay as additional interest on the notes such additional amounts as are necessary in order that the net payment by us or a paying agent of the principal of and interest on the notes to a holder who is not a United States person (as defined below), after deduction for any present or future tax, assessment or other governmental charge of the United States or a political subdivision or taxing authority of or in the United States, imposed by withholding with respect to the payment, will not be less than the amount provided in the Notes to be then due and payable; provided, however, that the foregoing obligation to pay additional amounts shall not apply:

(1)	to any tax, assessment or other governmental charge that is imposed or withheld solely by reason of the holder, or a fiduciary, settlor, beneficiary, member or shareholder of the holder if the holder is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:

(a)	being or having been present or engaged in a trade or business in the United States or having had a permanent establishment in the United States;
(b)	having a current or former relationship with the United States, including a relationship as a citizen or resident of the United States;
(c)
being or having been a foreign or domestic personal holding company, a passive foreign investment company or a controlled foreign corporation with respect to the United States or a corporation that has accumulated earnings to avoid United States federal income tax;

(d)	being or having been a “10-percent shareholder” of us as defined in section 871(h)(3) of the United States Internal Revenue Code or any successor provision; or
(e)	being a bank receiving payments on an extension of credit made pursuant to a loan agreement entered into the ordinary course of its trade or business;

(2)
to any holder that is not the sole beneficial owner of the notes, or a portion of the notes, or that is a fiduciary or partnership, but only to the extent that a beneficiary or settlor with respect to the fiduciary, a beneficial owner or member of the partnership would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;

(3)
to any tax, assessment or other governmental charge that is imposed or otherwise withheld solely by reason of a failure of the holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of the Notes, if compliance is required by statute, by regulation of the United States Treasury Department or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;

(4)	to any tax, assessment or other governmental charge that is imposed otherwise than by withholding by us or a paying agent from the payment;
(5)
to any tax, assessment or other governmental charge that is imposed or withheld solely by reason of a change in law, regulation, or administrative or judicial interpretation that becomes effective after the payment becomes due or is duly provided for, whichever occurs later;

(6)	to any estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax or similar tax, assessment or other governmental charge;
(7)
to any tax, assessment or other governmental charge any paying agent (which term may include us) must withhold from any payment of principal of or interest on any note, if such payment can be made without such withholding by any other paying agent;

(8)
to any tax, assessment or governmental charge that would not have been so imposed or withheld but for the presentation by the holder of a note for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

(9)
any withholding or deduction pursuant to an agreement described in Section 1471(b) of the Code or otherwise imposed pursuant to Sections 1471 through 1474 of the Code (or any regulations or agreements thereunder or official interpretations thereof) or any intergovernmental agreement between the United States and another jurisdiction facilitating the implementation thereof (or any law implementing such an intergovernmental agreement); or

(10)	in the case of any combination of the above items.

The notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable to the notes. Except as specifically provided under this heading “—Payment of Additional Amounts” and under the heading “—Redemption for Tax Reasons,” we are not required to make any payment for any tax, assessment or other governmental charge imposed by any government or a political subdivision or taxing authority of or in any government or political subdivision.

We do not pay additional amounts on any note:

•where withholding or deduction is imposed on a payment and is required to be made pursuant to European Union Directive 2003/48/ EC or any law implementing or complying with, or introduced in order to conform to, that Directive, or

•presented for payment by or on behalf of a beneficial owner who would have been able to avoid the withholding or deduction by presenting the relevant global note to another paying agent in a Member State of the EU.

As used under this heading “—Payment of Additional Amounts” and under the heading “—Redemption for Tax Reasons”, the term “United States” means the United States of America (including the states and the District of Columbia) and its territories, possessions and other areas subject to its jurisdiction, “United States person” means any individual who is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States, any state of the United States or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), or any estate or trust the income of which is subject to United States federal income taxation regardless of its source.

Redemption for Tax Reasons

If, as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated under the laws) of the United States (or any political subdivision or taxing authority of or in the United States), or any change in, or amendments to, an official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after the date of the prospectus supplement covering the offer and sale of the notes, we become or, based upon a written opinion of independent counsel selected by us, will become obligated to pay additional amounts as described herein under the heading “—Payment of Additional Amounts” with respect to the notes, then we may at our option redeem, in whole, but not in part, the notes on not less than 30 nor more than 60 days prior notice, at a redemption price equal to 100% of their principal amount, together with interest accrued but unpaid on those notes to the date fixed for redemption.

Further Issues

We may from time to time, without notice to, or the consent of, the registered holders of any series of notes, create and issue further notes equal in rank to the notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the further notes or except for the first payment of interest following the issue date of the further notes). These further notes may be consolidated and form a single series with the applicable existing series of notes and will have the same terms as to status, redemption or otherwise as that existing series of notes.

Book-Entry; Delivery and Form; Global Note

The notes were initially represented by one or more fully registered global notes. Each such global note was deposited with, or on behalf of, a common depositary and registered in the name of the nominee of the common depositary for the accounts of Clearstream and Euroclear. Except as set forth below, the global notes may be transferred, in whole and not in part, only to Euroclear or Clearstream or their respective nominees. Interests in the global notes may be held in Europe through Clearstream or Euroclear, either as a participant in such systems or indirectly through organizations that are participants in such systems. Clearstream and Euroclear hold interests in the global notes on behalf of their respective participating organizations or customers through customers’ securities accounts in Clearstream’s or Euroclear’s names on the books of their respective depositaries. Book-entry interests in the notes and all transfers relating to the notes are reflected in the book-entry records of Clearstream and Euroclear.

The distribution of the notes is cleared through Clearstream and Euroclear. The secondary market trading of book-entry interests in the notes takes place through Clearstream and Euroclear participants and settle in same-day funds. Owners of book-entry interests in the notes receive payments relating to their notes in euro, with certain exceptions.

Clearstream and Euroclear have established electronic securities and payment transfer, processing, depositary and custodial links among themselves and others, either directly or through custodians and depositaries. These links allow the notes to be issued, held and transferred among the clearing systems without the physical transfer of certificates. Special procedures to facilitate clearance and settlement have been established among these clearing systems to trade securities across borders in the secondary market.

The policies of Clearstream and Euroclear govern payments, transfers, exchanges and other matters relating to an investor’s interest in the notes held by them. We have no responsibility for any aspect of the records kept by Clearstream or Euroclear or any of their direct or indirect participants. We also do not supervise these systems in any way.

Clearstream and Euroclear and their participants perform these clearance and settlement functions under agreements they have made with one another or with their customers. They are not obligated to perform or continue to perform these procedures and may modify them or discontinue them at any time.

With certain exceptions, owners of beneficial interests in the notes are not entitled to have the notes registered in their names, do not receive and are not entitled to receive physical delivery of the notes in definitive form and are not considered the owners or holders of the notes under the indenture, including for purposes of receiving any reports delivered by us or the trustee pursuant to the indenture. Accordingly, each person owning a beneficial interest in a note must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a holder of notes.

Notices

Notices to holders of the notes are sent to such holders. Any notice shall be deemed to have been given on the date of mailing. So long as the notes are represented by a global security deposited with The Bank of New York Mellon (London Branch), or any successor thereto, as the common depositary for Clearstream and Euroclear, notices to holders may be given by delivery to Clearstream and Euroclear, and such notices shall be deemed to be given on the date of delivery to Clearstream and Euroclear. The trustee will transmit notices to each registered holder’s last known address as it appears in the security register that the trustee maintains. The trustee will only transmit these notices to the registered holder of the notes. Holders of notes will not receive notices regarding the notes directly from us unless we reissue the notes to the holders in fully certificated form.

Governing Law

The Indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

Description of Debt Securities:

5.50% Notes due 2024

General

The Notes (as defined below) are our unsecured obligations and were issued under the Indenture. The Notes mature on November 6, 2024 and are sometimes referred to herein as the Notes. This summary is subject to and qualified in its entirety by reference to all of the provisions of the Indenture and the Notes, including definitions of certain terms used in the Indenture and the Notes.

The Notes bear interest from November 6, 2007 or from the most recent interest payment date to which interest has been paid or provided for, payable annually on November 6 of each year, beginning November 6, 2008, to the beneficial owners of the Notes at the close of business on the applicable record date, which is the fifteenth calendar day next preceding such interest payment date. The Notes bear interest at the rate of 5.50% per annum, payable in equal annual installments.

Interest is computed on the basis of the actual number of days in the period for which interest is being calculated and the actual number of days from and including the last date on which interest was paid on the Notes, to but excluding the next scheduled interest payment date. This payment convention is referred to as ACTUAL/ACTUAL (ICMA) as defined in the rulebook of the International Capital Market Association.

Notes were issued in minimum denominations of £50,000 and integral multiples thereof. The Notes do not have the benefit of a sinking fund.

Optional Redemption

At our option, we may redeem the Notes, in whole or in part, at any time or from time to time. The redemption price will be equal to the greater of the following amounts:

•100% of the principal amount of the Notes being redeemed on the redemption date; and

•the Optional Redemption Price;

plus, in each case, accrued and unpaid interest on the Notes to, but excluding, the redemption date.

Notwithstanding the foregoing, installments of interest on Notes that are due and payable on interest payment dates falling on or prior to a redemption date are payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to the Notes and the indenture.

We will mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each registered holder of the Notes to be redeemed. Once notice of redemption is mailed, the Notes called for redemption will become due and payable on the redemption date at the applicable redemption price, plus accrued and unpaid interest to, but excluding, the redemption date.

“Optional Redemption Price” means the price at which the yield on the outstanding principal amount of the Notes on the Reference Date is equal to the yield on the Benchmark Gilt as of the date as determined by reference to the middle-market price on the Benchmark Gilt at 3:00 p.m. London time, on that date.

“Reference Date” means the date that is the first dealing day in London prior to the publication of the notice of redemption.

“Benchmark Gilt” means the 5.00% Treasury Stock due March 2025 or such other U.K. government stock as the Calculation Agent, with the advice of three brokers and/or U.K. gilt-edged market makers or three other persons operating in the U.K. gilt-edged market that may be chosen by the Calculation Agent, may determine from time to time to be the most appropriate benchmark U.K. government stock for the Notes.

“Calculation Agent” means The Bank of New York Trust Company, N.A. or any successor entity.

On and after the redemption date, interest will cease to accrue on the Notes or any portion of the Notes called for redemption (unless we default in the payment of the redemption price and accrued and unpaid interest). On or before the redemption date, we will deposit with a paying agent (or the trustee) money sufficient to pay the redemption price of and accrued and unpaid interest on the Notes to be redeemed on that date. If fewer than all of the Notes are to be redeemed, the Notes to be redeemed shall be selected by the trustee by a method the trustee deems to be fair and appropriate.

The Notes are also subject to redemption prior to maturity if certain events occur involving United States taxation. If any of these special tax events do occur, the Notes will be redeemed at a redemption price of 100% of their principal amount plus accrued and unpaid interest to the date of redemption. See “Redemption for Tax Reasons.”

Payments of Additional Amounts

Subject to the exceptions and limitations set forth below, we pay as additional interest on the Notes such additional amounts as are necessary in order that the net payment by us or a paying agent of the principal of and interest on the Notes to a holder who is not a United States person (as defined below), after deduction for any present or future tax, assessment or other governmental charge of the United States or a political subdivision or taxing authority of or in the United States, imposed by withholding with respect to the payment, will not be less than the amount provided in the Notes to be then due and payable; provided, however, that the foregoing obligation to pay additional amounts shall not apply:

(1) to any tax, assessment or other governmental charge that is imposed or withheld solely by reason of the holder, or a fiduciary, settlor, beneficiary, member or shareholder of the holder if the holder is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:

(a) being or having been present or engaged in a trade or business in the United States or having had a permanent establishment in the United States;

(b) having a current or former relationship with the United States, including a relationship as a citizen or resident of the United States;

(c) being or having been a foreign or domestic personal holding company, a passive foreign investment company or a controlled foreign corporation with respect to the United States or a corporation that has accumulated earnings to avoid United States federal income tax;

(d) being or having been a “10-percent shareholder” of us as defined in section 871(h)(3) of the United States Internal Revenue Code or any successor provision; or

(e) being a bank receiving payments on an extension of credit made pursuant to a loan agreement entered into the ordinary course of its trade or business;

(2) to any holder that is not the sole beneficial owner of the Notes, or a portion of the Notes, or that is a fiduciary or partnership, but only to the extent that a beneficiary or settlor with respect to the fiduciary, a beneficial owner or member of the partnership would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;

(3) to any tax, assessment or other governmental charge that is imposed or otherwise withheld solely by reason of a failure of the holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of the Notes, if compliance is required by statute, by regulation of the United States Treasury Department or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;

(4) to any tax, assessment or other governmental charge that is imposed otherwise than by withholding by us or a paying agent from the payment;

(5) to any tax, assessment or other governmental charge that is imposed or withheld solely by reason of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

(6) to any estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax or similar tax, assessment or other governmental charge;

(7) in the case of any combination of items (1), (2), (3), (4), (5) and (6).

The Notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable to the Notes. Except as specifically provided under this heading “—Payments of Additional Amounts” and under the heading “—Redemption for Tax Reasons,” we are not required to make any payment for any tax, assessment or other governmental charge imposed by any government or a political subdivision or taxing authority of or in any government or political subdivision.

We do not pay additional amounts on any Note

•where withholding or deduction is imposed on a payment and is required to be made pursuant to European Union Directive 2003/48/ EC or any law implementing or complying with, or introduced in order to conform to, that Directive, or

•presented for payment by or on behalf of a beneficial owner who would have been able to avoid the withholding or deduction by presenting the relevant global note to another paying agent in a Member State of the EU.

Directive 2003/48/ EC of the Council of the European Union, relating to the taxation of savings income, became effective on July 1, 2005. Under the Directive, if a paying agent for interest on a debt claim is resident in one member state of the European Union and an individual who is the beneficial owner of the interest is a resident of another member state, then the former member state is required to provide information (including the identity of the recipient) to authorities of the latter member state. “Paying agent” is defined broadly for this purpose and generally includes any agent of either the payor or the payee. Belgium, Luxembourg and Austria have opted instead to withhold tax on the interest during a transitional period (initially at a rate of 15% but rising in steps to 35% after six years), subject to the ability of the individual to avoid withholding tax through voluntary disclosure of the investment to the individual’s member state. In addition, certain non-members of the European Union (Switzerland, Liechtenstein, Andorra, Monaco and San Marino), as well as dependent and associated territories of the United Kingdom and the Netherlands, have adopted equivalent measures effective on the same date, and some (including Switzerland) have exercised the option to apply withholding taxes as described above.

As used under this heading “—Payments of Additional Amounts” and under the heading “—Redemption for Tax Reasons”, the term “United States” means the United States of America (including the states and the District of Columbia) and its territories, possessions and other areas subject to its jurisdiction, “United States person” means any individual who is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States, any state of the United States or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), or any estate or trust the income of which is subject to United States federal income taxation regardless of its source.

Redemption for Tax Reasons

If, as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated under the laws) of the United States (or any political subdivision or taxing authority of or in the United States), or any change in, or amendments to, an official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after the date of this prospectus supplement, we become or, based upon a written opinion of independent counsel selected by us, will become obligated to pay additional amounts as described herein under the heading “—Payments of Additional Amounts” with respect to the Notes, then we may at our option redeem, in whole, but not in part, the Notes on not less than 30 nor more than 60 days prior notice, at a redemption price equal to 100% of their principal amount, together with interest accrued but unpaid on those Notes to the date fixed for redemption.

Further Issues

We may from time to time, without notice to, or the consent of, the registered holders of the Notes, create and issue further notes equal in rank to the Notes offered by this Prospectus Supplement in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the further notes or except for the first payment of interest following the issue date of the further notes). These further notes may be consolidated and form a single series with the Notes and will have the same terms as to status, redemption or otherwise as the Notes.

Global Clearance and Settlement

The Notes were issued in the form of two or more global notes, (the “Global Notes”) in fully registered form, without coupons, one or more of which (the “DTC Global Notes”) were deposited on or about November 6, 2007 (the “Closing Date”) with The Bank of New York Trust Company, N.A. as custodian for, and registered in the name of Cede & Co. as nominee of The Depository Trust Company (“DTC”) and one of which (the “International Global Note”) was deposited on the Closing Date with a common depositary for, and in respect of interests held through, Euroclear Bank, as operator of Euroclear and Clearstream. Except as described herein, certificates were not issued in exchange for beneficial interests in the Global Notes.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to DTC, Euroclear or Clearstream or their respective nominees.

Beneficial interests in the Global Notes may be represented, and transfers of such beneficial interests may be effected, through accounts of financial institutions acting on behalf of beneficial owners as direct or indirect participants in DTC, Euroclear or Clearstream. Those beneficial interests are in denominations of £50,000 and integral multiples thereof. Investors may hold Notes directly through DTC, Euroclear or Clearstream, if they are participants in such systems, or indirectly through organizations that are participants in such systems.

Except as provided herein, an owner of beneficial interests in the Global Notes is not entitled to have Notes registered in their names, and does not receive and is not entitled to receive physical delivery of Notes in definitive form. Except as provided below, beneficial owners are not considered the owners or holders of the Notes under the indenture, including for purposes of receiving any reports delivered by Johnson & Johnson or the trustee pursuant to the indenture. Accordingly, each beneficial owner must rely on the procedures of the clearing systems and, if such person is not a participant of the clearing systems, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture. Johnson & Johnson understands that, under existing industry practices, if Johnson & Johnson requests any action of holders or a beneficial owner desires to give or take any action which a holder is entitled to give or take under the indenture, the clearing systems would authorize their participants holding the relevant beneficial interests to give or take action and the participants would authorize beneficial owners owning through the participants to give or take such action or would otherwise act upon the instructions of beneficial owners. Conveyance of notices and other communications by the clearing systems to their participants, by the participants to indirect participants and by the participants and indirect participants to beneficial owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. These limits and laws may impair the ability to transfer beneficial interests in Global Notes.

Persons who are not DTC participants may beneficially own Notes held by DTC only through direct or indirect participants in DTC (including Euroclear and Clearstream). So long as Cede & Co., as the nominee of DTC, is the registered owner of the DTC Global Note, Cede & Co. for all purposes will be considered the sole holder of the DTC Notes under the indenture and the DTC Notes. Persons who are not Euroclear or Clearstream participants may beneficially own Notes held by Euroclear or Clearstream only through direct or indirect participants in Euroclear or Clearstream. So long as the common depositary for Euroclear and Clearstream, is the registered owner of the International Global Note, the common depositary for all purposes will be considered the sole holder of the Notes represented by the International Global Note (“International Notes”) under the indenture and the International Notes.

Clearing Systems

DTC

DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. DTC participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the underwriters. Indirect access to the DTC system also is available to indirect DTC participants such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly.

Transfers of ownership or other interest in Notes in DTC may be made only through DTC participants. Indirect DTC participants are required to effect transfers through a DTC participant. DTC has no knowledge of the actual beneficial owners of the Notes. DTC’s records reflect only the identity of the DTC participants to whose accounts the Notes are credited, which may not be the beneficial owners. DTC participants will remain responsible for keeping account of their holdings on behalf of their customers and for forwarding all notices concerning the Notes to their customers.

So long as DTC, or its nominee, is a registered owner of the Global Notes, United States dollar payments of principal and interest payments on the Notes will be made in immediately available funds to DTC. DTC’s practice is to credit DTC participants’ accounts on the applicable payment date in accordance with their respective holdings shown on the depository’s records, unless DTC has reason to believe that it will not receive payment on that date. Payments by DTC participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of the DTC participants and not of DTC, the trustee or Johnson & Johnson, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of Johnson & Johnson or the trustee. Disbursement of payments to DTC participants will be DTC’s responsibility, and disbursement of payments to the beneficial owners will be the responsibility of DTC participants and indirect DTC participants.

Because DTC can act only on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and certain banks, the ability of an owner of a beneficial interest in the DTC Global Notes to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be limited by the lack of a definitive certificate for such interest. In addition, beneficial owners of Notes through the DTC system will receive distributions of principal and interest on the Notes only through DTC participants.

According to DTC, the foregoing information with respect to DTC has been provided to the industry for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Euroclear

Euroclear advises that it was created in 1968 to hold securities for its participants and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. All operations are conducted by Euroclear Bank, S.A./N.V. and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with Euroclear Bank, not the cooperative. The cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters (“Euroclear participants”). Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Securities clearance accounts and cash accounts with Euroclear Bank are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian laws (collectively, the “Euroclear Terms and Conditions”). The Euroclear Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear and receipts of payment with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. Euroclear Bank acts under the Euroclear Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

Distributions with respect to Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Euroclear Terms and Conditions, to the extent received by the Euroclear Bank and by Euroclear.

Clearstream

Clearstream is incorporated under the laws of Luxembourg as a professional depository. Clearstream holds securities for Clearstream participants and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to its participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream also deals with domestic securities markets in several countries. As a professional depository, Clearstream is subject to regulation by the Luxembourg Monetary Institute. Clearstream participants are financial institutions around the world including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream participant either directly or indirectly.

Distributions with respect to Notes held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by Clearstream.

DTC, Euroclear And Clearstream Arrangements

So long as DTC or its nominee or Euroclear or Clearstream or their nominee or their common depositary is the registered holder of the Global Notes, DTC, Euroclear, Clearstream or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Notes for all purposes under the indenture and the Notes. Payments of principal, interest and additional amounts, if any, in respect of the Global Notes will be made to DTC, Euroclear, Clearstream or such nominee, as the case may be, as registered holder thereof. None of Johnson & Johnson, the trustee, any underwriter and any affiliate of any of the above or any person by whom any of the above is controlled (as such term is defined in the Securities Act) will have any responsibility or liability for any records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Distributions of principal and interest with respect to the International Global Note will be credited, in sterling to the extent received by Euroclear or Clearstream from the trustee to the cash accounts of Euroclear or Clearstream customers in accordance with the relevant system’s rules and procedures.

Holders of book-entry interests in the DTC Global Notes will receive, to the extent received by DTC from the trustee, all distributions of principal and interest with respect to the DTC Global Notes in United States dollars, unless an election is made to receive sterling. Distributions in the United States will be subject to relevant United States tax laws and regulations.

Interest on the Notes (other than interest on redemption) is paid to the holders shown on the Register (as defined below) at the close of business on the related Record Date. Trading between the DTC Global Notes and the International Global Note will therefore be net of accrued interest from the Record Date to the relevant interest payment date.

Because DTC, Euroclear and Clearstream can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having an interest in the Global Notes to pledge such interest to persons or entities which do not participate in the relevant clearing system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate in respect of such interest.

The holdings of book-entry interests in the Global Notes through DTC, Euroclear and Clearstream will be reflected in the book-entry accounts of each such institution. As necessary, the Registrar will adjust the amounts of the Global Notes on the register for the accounts (i) the common depositary and (ii) Cede & Co. (the “Register”) to reflect the amounts of Notes held through DTC and Euroclear and Clearstream, respectively.

Initial Settlement

Investors electing to hold their Notes through DTC (other than through accounts at Euroclear or Clearstream) follow the settlement practices applicable to U.S. corporate debt obligations. The securities custody accounts of investors are credited with their holdings against payment in same-day funds on the settlement date.

Investors electing to hold their Notes through Euroclear or Clearstream accounts follow the settlement procedures applicable to conventional eurobonds in registered form. Notes are credited to the securities custody accounts of Euroclear and Clearstream holders on the settlement date against payment for value on the settlement date.

Secondary Market Trading

Because the purchaser determines the place of delivery, it is important to establish at the time of trading of any Notes where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date.

Trade between DTC Participants. Secondary market sales of book-entry interests in the DTC Global Notes between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled using the procedures applicable to U.S. corporate debt obligations in same-day funds.

Trade between Euroclear and/or Clearstream Participants. Secondary market sales of book-entry interests in the Notes held through Euroclear or Clearstream to purchasers of book-entry interests in the International Note through Euroclear or Clearstream will be conducted in accordance with the normal rules and operating procedures of Euroclear and Clearstream and will be settled using the procedures applicable to conventional eurobonds in same-day funds.

Trading Between DTC Seller and Euroclear or Clearstream Purchaser. When book-entry interests in the Notes are to be transferred from the account of a DTC participant holding a beneficial interest in the DTC Global Notes to the account of a Euroclear or Clearstream accountholder wishing to purchase a beneficial interest in the International Global Note, the DTC participant will deliver instructions for delivery to the relevant Euroclear or Clearstream accountholder to DTC by 12:00 noon, New York City time, on the settlement date. Separate payment arrangements are required to be made between the DTC participant and the relevant Euroclear or Clearstream accountholder. On the settlement date, the custodian will instruct the Registrar to (i) decrease the amount of Notes registered in the name of the Cede & Co. and evidenced by the DTC Global Notes and (ii) increase the amount of Notes registered in the name of the common depositary for Euroclear and Clearstream and evidenced by the International Global Note. Book-entry interests will be delivered free of payment to Euroclear or Clearstream, as the case may be, for credit to the relevant accountholder on the first business day following the settlement date back valued to the settlement date.

Trading Between Euroclear or Clearstream Seller and DTC Purchaser. When book-entry interests in the Notes are to be transferred from the account of a Euroclear or Clearstream accountholder to the account of a DTC participant wishing to purchase a beneficial interest in the DTC Global Notes, the Euroclear or Clearstream participant must send to Euroclear or Clearstream delivery free of payment instructions by 7:45 p.m., Luxembourg/ Brussels time as the case may be, one business day prior to the settlement date. Euroclear or Clearstream, as the case may be, will in turn transmit appropriate instructions to the common depositary for Euroclear and Clearstream and the Registrar to arrange delivery to the DTC participant on the settlement date. Separate payment arrangements are required to be made between the DTC participant and the relevant Euroclear and Clearstream accountholder, as the case may be. On the settlement date, the common depositary for Euroclear and Clearstream will (a) transmit appropriate instructions to the custodian who will in turn deliver such book-entry interests in the Notes free of payment to the relevant account of the DTC participant and (b) instruct the Registrar to (i) decrease the amount of Notes registered in the name of the common depositary for Euroclear and Clearstream and evidenced by the International Global Note and (ii) increase the amount of Notes registered in the name of Cede & Co. and evidenced by the DTC Global Notes.